Supplement Dated August 29, 2025
To The Notice Document Dated April 28, 2025 For

PERSPECTIVE INVESTOR®
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account IV

This supplement updates the above-referenced notice document. Please read and keep it together with your notice document for future reference. To obtain an additional copy of the notice document, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

➢    Effective August 28, 2025, the following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a sub-adviser removal:

•For the JNL Multi-Manager Small Cap Growth Fund, Victory Capital Management Inc. has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with NV5825GWND 04/25)

VPS00130 08/25